ACV AUCTIONS INC.

640 Ellicott Street, #321

Buffalo, New York 14203

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

Angela Lumley

Scott Anderegg

Dietrich King

Re:	ACV Auctions Inc.

Registration Statement on Form S-1

File No. 333-253617

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACV Auctions Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on March 23, 2021, or as soon as thereafter practicable, or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes each of Nicole Brookshire and Alan Hambelton of Cooley LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Company, at (617) 937-2357, or in her absence, Alan Hambelton at (206) 452-8756.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ACV AUCTIONS INC.

By:	/s/ George Chamoun
Name:	George Chamoun
Title:	Chief Executive Officer

cc:	William Zerella, ACV Auctions Inc.

Nicole Brookshire, Cooley LLP

Alan Hambelton, Cooley LLP

Shauna Bracher, Cooley LLP

Trey Reilly, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP